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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

For the month of May 2006

Commission File Number 333-7182-01

                                   CEZ, a. s.

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                 (Translation of registrant's name into English)

                                c/o Duhova 2/1444
                                 140 53 Prague 4
                                 Czech Republic

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                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                    Form 20-F. [X]             Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes [ ]                    No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

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The following information was filed by CEZ, a. s. in Czech language with the
Prague Stock Exchange as required by its rules and regulations:

              OUTCOMES OF THE ANNUAL GENERAL MEETING OF CEZ, a. s.,
                              HELD ON MAY 23, 2006

1. Opening, Electing the Chairman of the GM, Minutes Clerk, Scrutineers and Minutes Verifiers.

The General Meeting elected the chairman, minutes clerk, minutes verifier, and scrutineers, according to the proposal submitted.

2.   Report on the Company's Business and Condition of Assets

The General Meeting acknowledged the Report on the Company's Business and the Condition of Assets.

3.   Supervisory Board's Report

The General Meeting acknowledged the Supervisory Board's Report.

4. Approval of the 2005 Financial Statements of CEZ, a. s., and Consolidated Financial Statements of the CEZ Group

The General Meeting of Shareholders of CEZ approved the 2005 financial statements of CEZ, a. s., and 2005 consolidated financial statements of the CEZ Group.

5. Decision to Distribute Profit, including the Decision to Distribute Dividends and Royalties

The General Meeting of Shareholders of CEZ, a. s., approved the distribution of profit for the year 2005 as follows:

o    CZK 881,748 thousand to be contributed to the reserve fund;
o    CZK 8,853,163 thousand to be distributed as dividends to shareholders;
o CZK 7,900,045 thousand to be transferred to retained earnings from the previous years.

The dividend allocated to own shares held by the company as of the reference date will not be distributed because it is excluded from the amount earmarked for the dividend distribution and forms part of retained earnings from previous years.

May 23, 2006 is the reference date for the dividend distribution.

Dividend per share (brutto): CZK 15.00

Dividend per share (netto): CZK 12.75

The General Meeting of Shareholders of CEZ, a. s., approved the distribution of royalties for the year 2005 to the members of the company's bodies in total amounting to CZK 22,800 thousand and the distribution of such royalties to the Board of Directors and the Supervisory Board as follows:
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o    50% of the total sum earmarked for royalties distribution to be paid to the members of the company's Board of Directors,
o 50% of the total sum earmarked for royalties distribution to be paid to the members of the company's Supervisory Board.

The share of each member of the company's body will be determined according to time spent in the office of the relevant company's body during the year 2005. Members of the Supervisory Board that were appointed to the office by a public agency, and were employees of such agency, or were employees, members of the presidium, executive committee or Supervisory Board of the Czech National Property Fund are not entitled to royalties for the period in which such impediment existed.

The General Meeting of Shareholders of CEZ, a. s., approved CZK 18,985,566 to be accounted to 2006 earnings, such amount representing royalties on deposit during litigation with certain former members of the Supervisory Board of CEZ, a. s., public agency employees, members of the presidium, executive committee, Supervisory Board, and employees of the former Czech National Property Fund.

In addition, the General Meeting of Shareholders of CEZ, a. s., approved that CZK 75 million to be applied for the purposes of the social fund and CZK
30 million for the purposes of the remuneration fund.

6. Approval of the Draft Agreement on the Sale of a Portion of Business, i.e. Teplarny Dvur Kralove

The Board of Directors decided to cancel this item on the GM agenda.

7.   Decision to Amend the Company's Statutes

The General Meeting approved the submitted proposal for the amendment of the Statutes of CEZ, a. s.

8.   Decision Concerning the Funds for Sponsorship

The General Meeting approved the increase of the funds for sponsorship in 2006 by CZK 20.1 million and funds for the provision of in-kind donations by CZK 13,.543 million. The General Meeting approved funds for donations in 2007 in the amount of CZK 110 million, of which CZK 50 million to be donated to Nadace CEZ (CEZ Foundation) and CZK 60 million to be distributed to municipalities in connection with the renovation of production sources.

9.   Amendment to the Decision to Acquire Own Shares.

The General Meeting approved that:

1. as of the date of the General Meeting, the company may acquire its own common shares in the amount not exceeding 3 million shares,

2. the lowest price for which the company may acquire its own common shares amounts to CZK 100 per share,

3. the highest price for which the company may acquire its own common shares amounts to CZK 1200 per share, this resolution to be effective for 18 months of its approval.

The General Meeting approved the amendment to the option plan in respect of the company's own shares for the members of the Board of Directors of CEZ, a. s., and certain managers of CEZ, a. s., and the CEZ Group, as presented in item 9 of the GM agenda.
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10.  Election and Revocation of the Supervisory Board Members

No proposals for the election and revocation of Supervisory Board members were submitted.

11.  Approval of Co-Opted Supervisory Board Members

The General Meeting:

          a) approved Ing. Jiri Bis, born on April 26, 1941, residing at Na Balkane 130, Prague 3, in the office of a member of the Supervisory Board of CEZ, a. s.,
          b) approved Doc. Ing. Zdenek Trojan, CSc, born on May 1, 1936, residing at U Beranky 5, Prague 6, in the office of a member of the Supervisory Board of CEZ, a. s.

12. Approval and Amendment of the Incumbency Agreements with Supervisory Board Members

  The General Meeting approved:

1. Incumbency Agreement between CEZ, a. s., and Doc. Ing. Jiri Havel, born on August 20, 1957, dated August 16, 2005,

2. Incumbency Agreement between CEZ, a. s., and Ing. Ales Cincibus, born on April 8, 1956, dated August 16, 2005,

3. Incumbency Agreement between CEZ, a. s., and Ing. Petr Kousal, born on March 15, 1954, dated August 16, 2005,

4. Incumbency Agreement between CEZ, a. s., and Ing. Jiri Bis, born on April 26, 1941, dated November 7, 2005,

5. Incumbency Agreement between CEZ, a. s., and Doc. Ing. Zdenek Trojan, born on May 1, 1936, dated February 27, 2006,

6. Amendment No. 3 to the Incumbency Agreement between CEZ, a. s., and Ing. Zdenek Hruby, dated February 27, 2006
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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                           CEZ, a. s.

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                                                          (Registrant)

Date: May 23, 2006

                                              By: /s/ Libuse Latalova
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                                                  Libuse Latalova
                                                  Head of Finance Administration